Exhibit 99
                                 [UNILEVER LOGO]


                                  Press Office
           Unilever PLC, Unilever House, Blackfriars, London EC4P 4BQ
              Tel: +44 (0)20 7822 6805/6010 Fax: +44(0)20 7822 5511
          Email: press-office.london@unilever.Com Web: www.unilever.com

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           NEWS RELEASE   NEWS RELEASE   NEWS RELEASE   NEWS RELEASE
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                        UNILEVER FINANCIAL CALENDAR 2005


The payment timetable for Unilever 2004 final dividends and the 2005 interim dividends on ordinary shares will be as follows:

FINAL FOR 2004                  UNILEVER PLC                  PLC ADRS
Proposal Announced              10 February 2005              10 February 2005
Declaration (at AGM)            11 May 2005                   11 May 2005
Ex-dividend date                18 May 2005                   18 May 2005
Record Date                     20 May 2005                   20 May 2005
Payment Date                    13 June 2005                  13 June 2005

FINAL FOR 2004                  UNILEVER NV                   NV NEW YORK SHARES
Proposal Announced              10 February 2005              10 February 2005
Declaration (at AGM)            11 May 2005                   11 May 2005
Ex-dividend date                13 May 2005                   13 May 2005
Record date                     12 May 2005                   17 May 2005
Payment Date                    13 June 2005                  13 June 2005

INTERIM FOR 2005                UNILEVER PLC                  PLC ADRS
Announced                       03 November 2005              03 November 2005
Ex-dividend date                16 November 2005              16 November 2005
Record date                     18 November 2005              18 November 2005
Payment date                    02 December 2005              02 December 2005

INTERIM FOR 2005                UNILEVER NV                   NV NEW YORK SHARES
Announced                       03 November 2005              03 November 2005
Ex-dividend date                04 November 2005              04 November 2005
Record date                     03 November 2005              08 November 2005
Payment date                    02 December 2005              02 December 2005

UNILEVER NV  ANNOUNCED        EX-DIVIDEND       RECORD DATE      PAYMENT DATE
CUMULATIVE                    DATE
PREFERENCE
SHARES
-----------  ---------------- ----------------- ---------------- ---------------
4%           9 December 2005  12 December 2005  9 December 2005  2 January 2006
-----------  ---------------- ----------------- ---------------- ---------------
6% and 7%    9 September 2005 12 September 2005 9 September 2005 3 October 2005
-----------  ---------------- ----------------- ---------------- ---------------
(euro)0.05   27 May 2005      30 May 2005       27 May 2005      9 June 2005
             ---------------- ----------------- ---------------- ---------------
             25 November 2005 28 November 2005  25 November 2005 9 December 2005


OTHER KEY FINANCIAL DATES FOR 2005

Financial results will be published at 07.00hrs UK time (08.00 CET) on the following dates:
Q1 Friday, 6 May 2005
Q2 Thursday, 4 August 2005
Q3 Thursday, 3 November 2005
Q4 Thursday, 9 February 2006

The Annual General Meetings of Unilever PLC and Unilever NV will be held on Wednesday, 11 May 2005, in London and Rotterdam respectively.


                                      -o0o-


December 17 2004